SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Lazard Alternative Strategies 1099 Fund
(Name of Issuer)

Lazard Alternative Strategies 1099 Fund

(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

John R. Reinsberg
Lazard Alternative Strategies 1099 Fund

30 Rockefeller Plaza
New York, New York 10112 - 6300
(212) 632-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Kenneth S. Gerstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022
(212) 756-2533

March 27, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $20,000,000.00 (a) Amount of Filing Fee: $2,576.00 (b)
(a)	Calculated as the aggregate maximum purchase price for Shares.
(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

[_]	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	[_]

ITEM 1. SUMMARY TERM SHEET.

As stated in the offering documents of Lazard Alternative Strategies 1099 Fund (the "Fund"), the Fund is offering to purchase shares of beneficial interest in the Fund ("Shares") from shareholders of the Fund ("Shareholders") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Shareholder desires to tender). The offer to purchase Shares (the "Offer") will remain open until 12:00 midnight, Eastern time, on April 24, 2014 (the "Expiration Date") unless the Offer is extended. The net asset value of the Shares will be calculated for this purpose as of June 30, 2014 or, if the Offer is extended, approximately 65 days after the Expiration Date (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of Shares during the Fund's audit for its fiscal year ending March 31, 2015, which the Fund expects will be completed by the end of May 2015 and the audited net asset value will be used to determine the final amount to be paid for tendered Shares.

Shareholders may tender all of their Shares or any portion of their Shares (defined as a specific dollar value or as a number of Shares) above the required minimum investment balance. Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Shareholder to receive an amount equal to the net asset value of the Shares tendered (valued in accordance with the Fund's Declaration of Trust (the "Declaration")), determined as of the Valuation Date. The Note will entitle the Shareholder to receive an initial payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to at least 90% of the net asset value of the Shares tendered by the Shareholder that are accepted for purchase by the Fund (the "Initial Payment") and will be paid to the Shareholder within one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds. The Note will also entitle the Shareholder to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Shares tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund's annual audit. Proceeds of the Initial Payment and the Contingent Payment will be wire transferred directly to an account designated by the Shareholder.

A Shareholder that tenders for repurchase only a portion of such Shareholder's Shares will be required to maintain a minimum investment balance of $25,000, as set forth in the Fund's Prospectus.

The Fund reserves the right to purchase less than the amount tendered by a Shareholder if the amount tendered would cause the Shareholder's investment balance in the Fund to fall below the required minimum balance. If the Fund accepts the tender of all or a portion of such Shareholder's Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from portfolio funds in which it has invested, or by borrowings (which the Fund does not intend to do).

The Offer remains open to Shareholders until 12:00 midnight, Eastern time, on April 24, 2014 the expected expiration date of the Offer. Until this time, Shareholders have the right to change their minds and withdraw the tenders of their Shares. Shareholders will also have the right to withdraw tenders of their Shares at any time after May 22, 2014 if their Shares have not yet been accepted for purchase by the Fund.

If a Shareholder would like the Fund to purchase all or a portion of its Shares, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to Lazard Alternative Strategies 1099 Fund, c/o Bank of New York Mellon - Alternative Investment Services ("BNY Mellon"), Attention: Tender Offer Administrator, at P.O. Box 9782, Providence, RI 02940-9782 (for certified mail, return receipt requested) or at 4400 Computer Drive, Westborough, MA 01581 (for overnight mail), or (ii) fax it to BNY Mellon at (508) 599-7876, so that it is received before 12:00 midnight, Eastern time, on April 24, 2014. If the Shareholder chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to BNY Mellon promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern time, on April 24, 2014). Of course, the value of the Shares will change between February 28, 2014 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Valuation Date. Shareholders may obtain the estimated net asset value of their Shares, which the Fund will calculate monthly based upon the information the Fund receives from the managers of the portfolio funds in which it invests, by contacting BNY Mellon, at (800) 305-0816 or at one of the addresses listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time). Please see Item 4(a)(9) for a discussion regarding the procedures implemented in the event the Offer is oversubscribed (i.e., more than $20 million of Shares are duly tendered).

Please note that just as each Shareholder has the right to withdraw the tender of its Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on April 24, 2014. Also realize that although the Offer expires on April 24, 2014, a Shareholder that tenders all of its Shares will remain a Shareholder in the Fund notwithstanding the Fund's acceptance of the Shareholder's Shares for purchase through the Valuation Date. Accordingly, the value of tendered Shares will remain at risk, until the Valuation Date, because of its investment pursuant to the Fund's investment program.

ITEM 2. ISSUER INFORMATION.

(a) The name of the issuer is Lazard Alternative Strategies 1099 Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Fund's shares are registered under the Securities Act of 1933, as amended. It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is (212) 632-6000.

(b) The title of the securities that are the subject of the Offer is shares of beneficial interest or portions thereof in the Fund. As of the close of business on February 28,

2014, there was approximately $108.4 million outstanding in capital of the Fund, represented by Shares (based on the estimated unaudited net asset value of such Shares). Subject to the conditions set forth in the Offer, the Fund will purchase up to $20 million of Shares that are tendered by Shareholders and not withdrawn as described above in Item 1, subject to any extension of the Offer.

(c) Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Declaration.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person is Lazard Alternative Strategies 1099 Fund. The Fund's principal executive office is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is (212) 632-6000. The investment adviser of the Fund is Lazard Alternatives, LLC (the "Adviser"). The principal executive office of the Adviser is located at 30 Rockefeller Plaza, New York, New York 10112-6300, and its telephone number is (212) 632-6000. The Fund's Trustees are Kenneth S. Davidson, Nancy A. Eckl, Leon M. Pollack, John R. Reinsberg, Richard Reiss and Robert M. Solmson. Their address is c/o Lazard Alternative Strategies 1099 Fund, 30 Rockefeller Plaza, New York, New York 10112-6300.

ITEM 4. TERMS OF THIS TENDER OFFER.

(a)(1) Subject to the conditions set forth in the Offer, the Fund will purchase up to $20 million of Shares that are tendered by Shareholders and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, Eastern time, on April 24, 2014, the Expiration Date, or any later date as corresponds to any extension of the offer.

(2) The purchase price of Shares tendered to the Fund for purchase will be their net asset value as of the Valuation Date.

Shareholders may tender all or a portion of their Shares (defined as a specific dollar value or as a number of Shares) above the required minimum investment balance. For each Shareholder who tenders all or a portion of its Shares that are accepted for purchase, the Fund will issue a non interest bearing, non transferable promissory note (the "Note") within ten calendar days of the acceptance of such Shares. The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be based upon the Fund's net asset value as of the Valuation Date. The Note will entitle the Shareholder to receive an initial payment in an amount equal to at least 90% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund. Payment of this amount will be made within one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Shares, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds. The Note will also entitle a Shareholder to receive the Contingent Payment. The Contingent Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2015, the fiscal year end of the Fund.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Trustees of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Shareholders.

A Shareholder who tenders for repurchase only a portion of such Shareholder's Shares will be required to maintain a minimum investment balance of $25,000, as set forth in the Fund's Prospectus.

A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) Notice of the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Shareholders that will be sent in connection with the Fund's acceptance of tenders of Shares, are attached hereto as Exhibits A, B, C, D and E, respectively.

(3) The scheduled expiration date of the Offer is 12:00 midnight, Eastern time, April 24, 2014.

(4) Not Applicable.

(5) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the close of business on June 30, 2014 if the Offer expires on the initial Expiration Date or, if the Offer is extended, approximately 65 days after the Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(6) A tender of Shares may be withdrawn at any time before 12:00 midnight, Eastern time, April 24, 2014 and, if such Shares have not yet been accepted for purchase by the Fund, at any time after May 22, 2014.

(7) Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal to Lazard Alternative Strategies 1099 Fund, c/o BNY Mellon, Attention: Tender Offer Administrator, at P.O. Box 9782, Providence, RI 02940-9782 (for certified mail, return receipt requested) or at 4400 Computer Drive,

Westborough, MA 01581 (for overnight mail), or fax a completed and executed Letter of Transmittal to BNY Mellon, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by BNY Mellon, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to BNY Mellon by certified mail, return receipt requested, overnight mail, or by facsimile transmission. A Shareholder choosing to fax a Letter of Transmittal to BNY Mellon must also send or deliver the original completed and executed Letter of Transmittal to BNY Mellon promptly thereafter.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(6). To be effective, any notice of withdrawal must be timely received by Lazard Alternative Strategies 1099 Fund, c/o BNY Mellon, Attention: Tender Offer Administrator, at P.O. Box 9782, Providence, RI 02940-9782 (for certified mail, return receipt requested) or at 4400 Computer Drive, Westborough, MA 01581 (for overnight mail) or the fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling BNY Mellon at the telephone number indicated on page 2 of the Offer. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the Expiration Date by following the procedures described above.

(8) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder's Shares.

(9) If more than $20 million of Shares are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Shares that the Fund is offering to purchase. In the event the amount of Shares duly tendered exceeds the amount of Shares the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Shares, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Shares duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in (5) above.

(10) The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders on April 1, 2014 and thereafter from time to time.

(11) Not Applicable.

(12) The following discussion is a general summary of the Federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from whom Shares (held as capital assets) are purchased by the Fund may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder's adjusted tax basis in the Shares. Such gain or loss will be long-term or short-term, depending upon the Shareholder's holding period for the Shares. Generally, a Shareholder's gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on a disposition of Shares held by the Shareholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the Shareholder (or amounts credited as undistributed capital gains) with respect to such Shares. However, in certain cases, amounts received by a Shareholder from the Fund may be treated as a "dividend" for income tax purposes. Shareholders should consult their tax advisors with respect to the tax consequences of a purchase of their Shares by the Fund pursuant to the Offer.

Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual Shareholder or $15 million or more for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

(i) Not Applicable.

(ii) Not Applicable.

(iii) Not Applicable.

(iv) Not Applicable.

(v) Not Applicable.

(vi) Not Applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

The Fund’s Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly as of March 31st, June 30th, September 30th and December 31st of each year upon not less than 65 days' prior written notice. The Fund has previously offered to purchase Shares from Shareholders pursuant to a written tender effective as of September 30, 2012, December 31, 2012, March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013 and March 31, 2014. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board of Trustees has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Shares. However, the Prospectus provides that in the event the Fund does not make an offer to repurchase Shares within the two-year period following the commencement of the Fund's operations or any two-year period thereafter, the Board will vote to dissolve the Fund.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set forth in the Prospectus and the Declaration.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will accept investments on the first business day of each calendar month but is under no obligation to do so.

(c) Neither the Fund nor the Adviser nor the Board of Trustees has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Shares (other than the Fund's intention to accept investments on the first business day of each calendar month and from time to time in the discretion of the Fund), or the disposition of Shares; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Trustees, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, to fill any existing vacancy on the Board of Trustees or any plans or proposals to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Declaration or other actions that might impede the acquisition of control of the Fund by any person. Because Shares are not traded in any market, Sections (6), (7) and (8) of Regulation M-A § 229.1006 (c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed $20 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b) None of the Fund, the Adviser or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Shares, subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Shareholders, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

(c) Not Applicable.

(d) Not Applicable.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

Other than the acceptance of purchases of Shares as of February 1, 2014 and March 1, 2014, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund, the Adviser or any Manager.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a)(1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2012, previously filed on EDGAR on Form N-CSR on June 5, 2012;

Unaudited financial statements for the semi-annual fiscal period ended September 30, 2012, previously filed on EDGAR on Form N-CSR on December 5, 2012;

Audited financial statements for the fiscal year ended March 31, 2013, previously filed on EDGAR on Form N-CSR on June 5, 2013; and

Unaudited financial statements for the semi-annual fiscal period ended September 30, 2013, previously filed on EDGAR on Form N-CSR on December 3, 2013.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have earnings per share information.

(3) Not Applicable.

(4) The Fund does not have book value per share information.

(b) The Fund's assets will be reduced by the amount of the tendered Shares that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) None.

(2) None.

(3) Not Applicable.

(4) Not Applicable.

(5) None.

(b) None.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

B.	Notice of Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lazard Alternative Strategies 1099 Fund
By:	/s/ John R. Reinsberg
Name: John R. Reinsberg
Title: President

March 27, 2014

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.
B.	Notice of Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Forms of Letters from the Fund to Shareholders in Connection with the Fund's Acceptance of Tenders of Shares.

EXHIBIT A

Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal

Lazard Alternative Strategies 1099 Fund

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST

AT THIS TIME, PLEASE DISREGARD THIS NOTICE.

THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

March 27, 2014

Dear Lazard Alternative Strategies 1099 Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Lazard Alternative Strategies 1099 Fund (the "Fund"). If you are not interested in tendering your shares of beneficial interest in the Fund ("Shares") at this time, please disregard this notice and take no action.

The tender offer period will begin on March 27, 2014 and will end at 12:00 midnight, Eastern time, on April 24, 2014. The purpose of the tender offer is to provide liquidity to shareholders that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender all or a portion of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than April 24, 2014. If you do not wish to tender your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund's Administrator, Bank of New York Mellon Alternative Investment Services, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by April 24, 2014.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Lazard Marketing Representative or our Administrator at (800) 305-0816.

Sincerely,

Lazard Alternative Strategies 1099 Fund

EXHIBIT B

Notice of Offer to Purchase

Lazard Alternative Strategies 1099 Fund
30 Rockefeller Plaza
New York, New York 10112 - 6300
(212) 632-6000

OFFER TO PURCHASE UP TO $20 million OF OUTSTANDING
SHARES AT NET ASSET VALUE
DATED MARCH 27, 2014

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, APRIL 24, 2014,
UNLESS THE OFFER IS EXTENDED

To the Shareholders of Lazard Alternative Strategies 1099 Fund:

Lazard Alternative Strategies 1099 Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $20 million of Shares in the Fund or portions thereof pursuant to tenders by shareholders of the Fund ("Shareholders") at a price equal to their net asset value as of June 30, 2014, if the Offer expires on April 24, 2014, or, if the Offer is extended, approximately 65 days after the expiration date of the Offer (in each case, the "Valuation Date"). (As used in this Offer, the term "Shares," shall refer to the shares in the Fund and portions thereof representing beneficial interests in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined at the close of business on the Valuation Date. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Declaration of Trust (the "Declaration"), if applicable.

Shareholders should realize that the value of the Shares tendered in this Offer likely will change between February 28, 2014 (the last time net asset value was calculated) and the Valuation Date. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of tendered Shares will remain at risk until the Valuation Date, because of its investment pursuant to the Fund's investment program.

Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact Bank of New York Mellon Alternative Investment Services ("BNY Mellon"), at the telephone number set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time), or one of the addresses listed below. Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4 below.

IMPORTANT

None of the Fund, its investment adviser or its Board of Trustees makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each Shareholder's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the letter of transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent.

For Certified Mail, Return Receipt Requested:
Lazard Alternative Strategies 1099 Fund
c/o Bank of New York Mellon Alternative Investment Services
Attention: Tender Offer Administrator
P.O. Box 9782
Providence, RI 02940-9782

For Overnight Mail:
Lazard Alternative Strategies 1099 Fund
c/o Bank of New York Mellon Alternative Investment Services
Attention: Tender Offer Administrator
4400 Computer Drive
Westborough, MA 01581

Phone: (800) 305-0816

Fax: (508) 599-7876

TABLE OF CONTENTS

1.	Background and Purpose of the Offer.	6
2.	Offer to Purchase and Price.	7
3.	Amount of Tender.	7
4.	Procedure for Tenders.	8
5.	Withdrawal Rights.	8
6.	Purchases and Payment.	9
7.	Certain Conditions of the Offer.	10
8.	Certain Information About the Fund.	11
9.	Certain Federal Income Tax Consequences.	12
10.	Miscellaneous.	12

SUMMARY TERM SHEET

•	As stated in the offering documents of Lazard Alternative Strategies 1099 Fund (hereinafter "we" or the "Fund"), we will purchase your shares of beneficial interest ("Shares") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Shares (the "Offer") will remain open until 12:00 midnight, Eastern time, on April 24, 2014 unless the Offer is extended (the "Expiration Date").
•	The net asset value of the Shares will be calculated for this purpose as of June 30, 2014 or, if the Offer is extended, approximately 65 days after the Expiration Date (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund's audit for its fiscal year ending March 31, 2015 which the Fund expects will be completed by the end of May 2015 and the audited net asset value will be used to determine the final amount paid for tendered Shares.
•	You may tender all or a portion of your Shares (defined as a specific dollar value or as a number or percentage of Shares) above the required minimum investment balance. If you tender all or a portion of your Shares and we purchase those Shares, we will give you a non-interest-bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Shares tendered (valued in accordance with the Declaration of Trust (the "Declaration"), determined as of the Valuation Date.
•	The Note will entitle you to an initial payment in cash and/or marketable securities (valued according to the Declaration) equal to at least 90% of the net asset value of the Shares tendered and accepted for purchase by the Fund (the "Initial Payment") which will be paid to you within 30 days after the Valuation Date or, if we have requested withdrawals of capital from any portfolio funds in order to finance the purchase of Shares, ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.
•	The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Shares tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund's next annual audit.
•	If you tender only a portion of your Shares you will be required to maintain a minimum investment balance of $25,000, as set forth in the Fund's Prospectus. We reserve the right to purchase less than the amount you tender if the purchase would cause your investment to fall below the required minimum balance.

•	If we accept the tender of all or a portion of your Shares, we will pay you your proceeds from: cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund and/or by borrowing if the Offer is extended (which we do not intend to do).
•	Following this summary is a formal notice of our offer to repurchase your Shares. Our Offer remains open to you until 12:00 midnight, Eastern time, on April 24, 2014, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Shares. You will also have the right to withdraw the tender of your Shares at any time after May 22, 2014, assuming your Shares have not yet been accepted for repurchase.
•	If you would like us to repurchase all or a portion of your Shares, you should (i) mail the Letter of Transmittal, enclosed with the Offer, to Lazard Alternative Strategies 1099 Fund, c/o Bank of New York Mellon Alternative Investment Services ("BNY Mellon"), Attention: Tender Offer Administrator, at P.O. Box 9782, Providence, RI 02940-9782 (for certified mail, return receipt requested) or at 4400 Computer Drive, Westborough, MA 01581 (for overnight mail), or (ii) fax it to BNY Mellon at (508) 599-7876, so that it is received before 12:00 midnight, Eastern time, on April 24, 2014. If you fax the Letter of Transmittal, you should mail the original Letter of Transmittal to BNY Mellon promptly after you fax it (although the original does not have to be received before 12:00 midnight, Eastern time, on April 24, 2014).
•	The value of your Shares will change between February 28, 2014 (the last time net asset value was calculated) and the Valuation Date.
•	If you would like to obtain the estimated net asset value of your Shares, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact BNY Mellon at (800) 305-0816, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time) or at Lazard Alternative Strategies 1099 Fund, c/o BNY Mellon, Attention: Tender Offer Administrator, at P.O. Box 9782, Providence, RI 02940-9782 (for certified mail, return receipt requested) or at 4400 Computer Drive, Westborough, MA 01581 (for overnight mail).
•	If more than $20 million of Shares are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund will in its sole discretion either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Shares that the Fund is offering to purchase. In the event the amount of Shares duly tendered exceeds the amount of Shares the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Shares, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Shares duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.

•	Please note that just as you have the right to withdraw the tender of Shares, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on April 24, 2014. Also realize that although the Offer expires on April 24, 2014, you will remain a Shareholder of the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of your tendered Shares will remain at risk until the Valuation Date, because of its investment pursuant to the Fund's investment program.

1.      Background and Purpose of the Offer.

The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set forth in the Prospectus and the Declaration. The Fund’s Prospectus, which was provided to each Shareholder in advance of purchasing Shares, provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly as of March 31st, June 30th, September 30th and December 31st of each year upon not less than 65 days' prior written notice. The Fund has previously offered to purchase Shares from Shareholders pursuant to a written tender effective as of September 30, 2012, December 31, 2012, March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013 and March 31, 2014. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board of Trustees has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus.

The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders on April 1, 2014 and thereafter from time to time.

Shares that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will accept subscriptions for Shares as of April 1, 2014 and on the first business day of each calendar month thereafter, but is under no obligation to do so.

2.   Offer to Purchase and Price.

Subject to the conditions of the Offer, the Fund will purchase up to $20 million of Shares that are tendered by Shareholders and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern time, on April 24, 2014 or any later date as corresponds to any extension of the Offer (in each case, the "Expiration Date"). The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of Shares tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

As of the close of business on February 28, 2014, there was approximately $108.4 million outstanding in capital of the Fund held in Shares (based on the estimated unaudited net asset value of such Shares). Shareholders may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the managers of the portfolio funds in which the Fund invests, until the expiration of the Offer, by contacting BNY Mellon at the telephone number or one of the addresses set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time).

3.   Amount of Tender.

Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares (defined as a specific dollar value or a number of Shares) above the required minimum investment balance, as described below. A Shareholder that tenders for repurchase only a portion of its Shares will be required to maintain a minimum investment balance of $25,000, as set forth in the Fund's Prospectus. If a Shareholder tenders an amount that would cause the Shareholder's investment balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Shareholder so that the required minimum balance is maintained. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $20 million (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $20 million of Shares are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund will in its sole discretion either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the 1934 Act; or (b) amend and extend the Offer to increase the amount of Shares that the Fund is offering to purchase. In the event the amount of Shares duly tendered exceeds the amount of Shares the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Shares, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Shares duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4.   Procedure for Tenders.

Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal to Lazard Alternative Strategies Fund, L.L.C., c/o BNY Mellon, Attention: Tender Offer Administrator, at P.O. Box 9782, Providence, RI 02940-9782 (for certified mail, return receipt requested) or at 4400 Computer Drive, Westborough, MA 01581 (for overnight mail), or fax a completed and executed Letter of Transmittal to BNY Mellon, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by BNY Mellon, either by mail or by fax, no later than 12:00 midnight on the Expiration Date.

The Fund recommends that all documents be submitted to BNY Mellon via certified mail, return receipt requested, overnight mail, or by facsimile transmission. A Shareholder choosing to fax a Letter of Transmittal to BNY Mellon must also send or deliver the original completed and executed Letter of Transmittal to BNY Mellon promptly thereafter. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund's Administrator, Bank of New York Mellon Alternative Investment Services at the telephone number set forth on page 2 or by mail to Lazard Alternative Strategies Fund, L.L.C., c/o BNY Mellon, Attention: Tender Offer Administrator, at P.O. Box 9782, Providence, RI 02940-9782 (for certified mail, return receipt requested) or at 4400 Computer Drive, Westborough, MA 01581 (for overnight mail). The method of delivery of any documents is at the election and complete risk of the Shareholder tendering an Interest including, but not limited to, the failure of BNY Mellon to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Shareholder, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Trustees shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.   Withdrawal Rights.

Any Shareholder tendering Shares pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date, April 24, 2014, and, at any time after May

22, 2014, assuming such Shareholder's Shares have not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by Lazard Alternative Strategies 1099 Fund, c/o BNY Mellon, Attention: Tender Offer Administrator, at P.O. Box 9782, Providence, RI 02940-9782 (for certified mail, return receipt requested) or at 4400 Computer Drive, Westborough, MA 01581 (for overnight mail), or the fax number set forth on page 2. A form to use to give notice of withdrawal of a tender is available by calling BNY Mellon at the telephone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6.   Purchases and Payment.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 2 above, the purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the Valuation Date. The Fund's net asset value is the value of the Fund's assets less its liabilities, and its net asset value per Share equals that net asset value divided by the number of then issued and outstanding Shares.

For Shareholders who tender all or a portion of their Shares and those Shares are accepted for purchase, payment of the purchase price will consist of a non-interest-bearing non-transferable promissory note (the "Note") entitling a Shareholder to an initial and contingent payment. The Note will entitle the Shareholder to receive an initial payment of at least 90% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund. Payment of this amount will be made within one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Shares, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds. The Note will also entitle a Shareholder to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Shares tendered and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for its fiscal year ending March 31, 2015 over (b) the Initial Payment (the "Contingent Payment"). The Note will be delivered to the tendering Shareholder within ten calendar days after the acceptance of the Shareholder's Shares. The Contingent Payment will be payable (in the manner set forth below) promptly after completion of the audit of the financial statements of the Fund for its fiscal year. It is anticipated that the audit of the Fund's financial statements will be completed no later than 60 days after March 31, 2015.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Trustees determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Shareholders of the Fund.

The Note pursuant to which a tendering Shareholder will receive the Initial Payment and Contingent Payment (together, the "Cash Payment") will be issued to the tendering Shareholder and held by the Fund's custodian, The Bank of New York Mellon. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Shareholder to an account designated by the Shareholder.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed $20 million (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Note, as described above. Neither the Fund, nor the Board of Trustees, nor the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, The Bank of New York Mellon, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Shareholders or from the proceeds of the sale of securities and portfolio assets held by the Fund.

7.   Certain Conditions of the Offer.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, significant increase in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.   Certain Information About the Fund.

The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund's Shares are registered under the Securities Act of 1933, as amended. The principal office of the Fund is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is (212) 632-6000. Shares are not traded on any established trading market and are subject to strict restrictions on transferability.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares on the first business day of each calendar month and from time to time in the discretion of the Fund), or the disposition of Shares; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or the members of the Board of Trustees, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, to fill any existing vacancy on the Board of Trustees or any plans or proposals to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Declaration or other actions that might impede the acquisition of control of the Fund by any person.

To the Fund's knowledge, no executive officer, Trustee, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Shares of any executive officer, Trustee or other affiliate of the Fund pursuant to the Offer.

Other than the acceptance of purchases of Shares as of February 1, 2014 and March 1, 2014, there have been no transactions involving the Shares that were effected during the past 60 days by the Fund, the Adviser, any Trustee or any person controlling the Fund or the Adviser or any Trustee.

9.   Certain Federal Income Tax Consequences.

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from whom Shares (held as capital assets) are purchased by the Fund may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder's adjusted tax basis in the Shares. Such gain or loss will be long-term or short-term, depending upon the Shareholder's holding period for the Shares. Generally, a Shareholder's gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on a disposition of Shares held by the Shareholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the Shareholder (or amounts credited as undistributed capital gains) with respect to such Shares. However, in certain cases, amounts received by a Shareholder from the Fund may be treated as a "dividend" for income tax purposes. Shareholders should consult their tax advisors with respect to the tax consequences of a purchase of their Shares by the Fund pursuant to the Offer.

Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual Shareholder or $15 million or more for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

10.  Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting BNY Mellon at the address and telephone number set forth on page 2 or from the

SEC's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549.

ANNEX A

Financial Statements

Audited financial statements for the fiscal year ended March 31, 2012, previously filed on EDGAR on Form N-CSR on June 5, 2012;

Unaudited financial statements for the semi-annual fiscal period ended September 30, 2012, previously filed on EDGAR on Form N-CSR on December 5, 2012;

Audited financial statements for the fiscal year ended March 31, 2013, previously filed on EDGAR on Form N-CSR on June 5, 2013; and

Unaudited financial statements for the semi-annual fiscal period ended September 30, 2013, previously filed on EDGAR on Form N-CSR on December 3, 2013.

EXHIBIT C

LETTER OF TRANSMITTAL

Regarding
Shares
of

Lazard Alternative Strategies 1099 Fund

Tendered Pursuant to the Offer to Purchase
Dated March 27, 2014

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON APRIL 24, 2014 UNLESS THE OFFER IS EXTENDED.

Complete This Letter Of Transmittal And Return Or Deliver To:

For Certified Mail, Return Receipt Requested:
Lazard Alternative Strategies 1099 Fund
c/o Bank of New York Mellon Alternative Investment Services
Attention: Tender Offer Administrator
P.O. Box 9782
Providence, RI 02940-9782

For Overnight Mail:
Lazard Alternative Strategies 1099 Fund
c/o Bank of New York Mellon Alternative Investment Services
Attention: Tender Offer Administrator
4400 Computer Drive
Westborough, MA 01581

For additional information:

Phone: (800) 305-0816
Fax: (508) 599-7876

Ladies and Gentlemen:

The undersigned hereby tenders to Lazard Alternative Strategies 1099 Fund (the "Fund"), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the shares of beneficial interest in the Fund ("Shares") held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated March 27, 2014 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Shares tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Shares tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Shares in the Fund or portions thereof tendered hereby.

A promissory note for the purchase price will be issued in the name of the undersigned. The initial payment of the purchase price for all or a portion of the Shares tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering Shareholder in the sole discretion of the Board of Trustees of the Fund.

The promissory note will also reflect the contingent payment portion of the purchase price (the "Contingent Payment"), if any, as described in Section 6 of the Offer to Purchase. Any Contingent Payment of cash due pursuant to the promissory note will also be made by wire transfer of the funds to the undersigned's account. The undersigned recognizes that the amount of the purchase price for Shares will be based on the unaudited net asset value of the Fund as of June 30, 2014 or, if the Offer is extended, approximately 65 days after the expiration date of the Offer, as described in Section 7. The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed not later than 60 days after March 31, 2015, the Fund's fiscal year end, and will be paid promptly thereafter.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:

For Certified Mail, Return Receipt Requested:
Lazard Alternative Strategies 1099 Fund
c/o Bank of New York Mellon Alternative Investment Services
Attn: Tender Offer Administrator
P.O. Box 9782, Providence, RI 02940-9782

Or

For Overnight Mail:
Lazard Alternative Strategies 1099 Fund
c/o Bank of New York Mellon Alternative Investment Services
Attn: Tender Offer Administrator
4400 Computer Drive, Westborough, MA 01581

For additional information: Phone: (800) 305-0816 Fax: (508) 599-7876.

Part 1. Name and Address:

Name of Shareholder:
Social Security No.
or Taxpayer
Identification No.:
Telephone Number:	( )

Part 2. Amount of Shares in the Fund being Tendered:

☐	All Shares.
☐

Portion of Shares expressed as a specific dollar value. (A minimum amount of Shares with a value of $25,000, as set forth in the Fund's Prospectus, must be maintained (the "Required Minimum Balance").*

$________________________

☐	Portion of Shares expressed as a specific number of Shares. ("Required Minimum Balance" must be maintained).* _____________________
☐	Portion of Shares expressed as a specific percentage of Shares held* ____%
☐	All Shares in excess of the Required Minimum Balance.
☐	*The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's investment balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Part 3. Payment.

Cash Payment

Cash Payments shall be wire transferred to the following account:

_________________________________
Name of Bank

_________________________________
Address of Bank

_________________________________
ABA Number

_________________________________
Account Number

_________________________________
Name Under Which Account Is Held

Promissory Note

The promissory note reflecting both the initial and contingent payment portion of the purchase price, if applicable, will be issued in the name of the undersigned as maintained in the books and records of the Fund.

Part 4. Signature(s).

For Individual Investors and Joint Tenants:	For Other Investors:
____________________________________ Signature (Signature of Owner(s) Exactly as Appeared on Investor Certification)	____________________________________ Print Name of Investor
____________________________________ Print Name of Investor	____________________________________ Signature (Signature of Owner(s) Exactly as Appeared on Investor Certification)
____________________________________ Joint Tenant Signature if necessary (Signature of Owner(s) Exactly as Appeared on Investor Certification)	____________________________________ Print Name of Signatory and Title
____________________________________ Print Name of Joint Tenant	____________________________________ Co-signatory if necessary (Signature of Owner(s) Exactly as Appeared on Investor Certification)
____________________________________ Print Name and Title of Co-signatory

Date:

EXHIBIT D

NOTICE OF WITHDRAWAL OF TENDER

Regarding Shares in

Lazard Alternative Strategies 1099 Fund

Tendered Pursuant to the Offer to Purchase
Dated March 27, 2014

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS NOTICE OF WITHDRAWAL MUST BE RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON APRIL 24, 2014 UNLESS THE OFFER IS EXTENDED.

For Certified Mail, Return Receipt Requested:
Lazard Alternative Strategies 1099 Fund
c/o Bank of New York Mellon Alternative Investment Services
Attention: Tender Offer Administrator

P.O. Box 9782
Providence, RI 02940-9782

For Overnight Mail:
Lazard Alternative Strategies 1099 Fund
c/o Bank of New York Mellon Alternative Investment Services
Attention: Tender Offer Administrator

4400 Computer Drive
Westborough, MA 01581

For additional information:

Phone: (800) 305-0816
Fax: (508) 599-7876

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its shares of beneficial interest ("Shares") in Lazard Alternative Strategies 1099 Fund (the "Fund"), or the tender of a portion of such Shares, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated _____________________.

This tender was in the amount of:

☐	All Shares.
☐	Portion of Shares expressed as a specific dollar value. $_______________________
☐	Portion of Shares expressed as a specific number of Shares. _______
☐	Portion of Shares expressed as a specific percentage of Shares held ____%
☐	All Shares in excess of the Required Minimum Balance. _______
The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Shares (or portion of the Shares) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

Signature(s).

For Individual Investors and Joint Tenants:	For Other Investors:
____________________________________ Signature (Signature of Owner(s) Exactly as Appeared on Investor Certification)	____________________________________ Print Name of Investor
____________________________________ Print Name of Investor	____________________________________ Signature (Signature of Owner(s) Exactly as Appeared on Investor Certification)
____________________________________ Joint Tenant Signature if necessary (Signature of Owner(s) Exactly as Appeared on Investor Certification)	____________________________________ Print Name of Signatory and Title
____________________________________ Print Name of Joint Tenant	____________________________________ Co-signatory if necessary (Signature of Owner(s) Exactly as Appeared on Investor Certification)
____________________________________ Print Name and Title of Co-signatory

Date:

EXHIBIT E

Forms of Letters from the Fund to Shareholders in Connection with the Fund's Acceptance of Tenders of Shares.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED ALL OF YOUR SHARES IN THE FUND.

     , 20__

Dear Shareholder:

Lazard Alternative Strategies 1099 Fund (the "Fund") has received and accepted for purchase your tender of shares of beneficial interest ("Shares") in the Fund.

Because you have tendered and the Fund has purchased your entire investment, you have been issued a note (the "Note"). The Note entitles you to receive an initial payment of at least 90% of the purchase price based on the estimated unaudited net asset value of the Fund as of June 30, 2014 or, if the tender offer period is extended, approximately 65 days after the expiration of the tender offer, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated ____________, no later than July 31, 2014, unless the valuation date of the Shares has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested.

The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit for the year ending March 31, 2015 and is subject to fiscal year-end audit adjustment. This amount will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Trustees may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2015.

Should you have any questions, please feel free to contact the Fund's Administrator, Bank of New York Mellon Alternative Investment Services at (800) 305-0816.

Sincerely,

Lazard Alternative Strategies 1099 Fund

Enclosure

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR SHARES IN THE FUND.

   , 20__

Dear Shareholder:

Lazard Alternative Strategies 1099 Fund (the "Fund") has received and accepted for purchase your tender of a portion of your shares of beneficial interest ("Shares") in the Fund.

Because you have tendered and the Fund has purchased a portion of your investment, you have been issued a note (the "Note"). The Note entitles you to receive an initial payment of at least 90% of the purchase price based on the unaudited net asset value of the Fund as of June 30, 2014 or, if the tender offer period is extended, approximately 65 days after the expiration of the tender offer, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated _____________ no later than July 31, 2014, unless the valuation date of the Shares has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit for the year ending March 31, 2015 and is subject to fiscal year-end audit adjustment. This amount will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Trustees may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2015.

You remain a shareholder of the Fund with respect to the portion of your Shares in the Fund that you did not tender.

Should you have any questions, please feel free to contact the Fund's Administrator, Bank of New York Mellon Alternative Investment Services at (800) 305-0816.

Sincerely,

Lazard Alternative Strategies 1099 Fund

Enclosure